June 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

 Re:  Chou America Mutual Funds
File Nos. 33-165300 and 811-22394
Pre-Effective Amendment 1

Dear Sir or Madam:

Please find enclosed for filing on behalf of Chou America Mutual Funds (the “Fund”), pursuant to the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).  The Fund notes that, on May 14, 2010, the Fund’s name was changed to Chou America Mutual Funds and the names of the Fund’s separate series were changed to the Chou Equity Opportunity Fund and the Chou Income Opportunity Fund, respectively.

The Fund is filing the Pre-Effective Amendment to: (1) respond to comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated April 1, 2010, on the Registration Statement, as filed with the SEC on March 5, 2010; (2) update disclosures throughout the Registration Statement; (3) include financial statements, exhibits and other information not included in the Registration Statement; and (4) make other clarifying, updating and stylistic changes.  The Pre-Effective Amendment is marked to show changes made to the Registration Statement.  This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Fund.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (202) 778-9187.

Very truly yours,

/s/ Francine J. Rosenberger

Francine J. Rosenberger
Attachments

cc:           Francis Chou
   Chou America Management Inc.